SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition
December 31, 2019
(dollars in thousands)

ASSETS

Cash and cash equivalents	$	103,047
Cash and securities segregated under Federal regulations (cost $1,090,443)		1,094,866
Receivables:		
Brokers and dealers		48,475
Customers (including officers)		1,509,803
Fees		11,490
Due from affiliates		1,004
Investments		82,324
Deposits with clearing organizations		167,183
Other assets		3,846
Total assets	**$**	**3,022,038**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	51,389
Customers (including officers)		2,551,888
Due to Parent		29,541
Due to affiliates		15,728
Bank overdrafts		3,091
Securities sold not yet purchased		30,157
Accrued expenses and other liabilities		9,561
Accrued compensation and benefits		337
Loan from Parent		50,000
Total liabilities		**2,741,692**
Commitments and contingencies *(Note 10)*		
Member's equity		280,346
Total liabilities and member's equity	**$**	**3,022,038**

The accompanying notes are an integral part of these financial statements.